SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

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GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2011

1. Date, Time and Place: On April 29, 2011, at 10:00 a.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 29, 30 and 31, 2011, pages 245, 30 and 183, respectively, and in the “O Estado de São Paulo” newspaper, on March 29, 30 and 31, 2011, pages B12, B13 and B6, respectively.

3. Attendance: Shareholders representing more than 66.57% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Alceu Duilio Calciolari, Chief Executive Officer and Chief Financial and Investor Relations Officer, Mr. Adriano Rudek de Moura, member of Company’s Fiscal Council, and Mr. Daniel Gomes Maranhão Junior, bearer of the Brazilian Identity Card (RG) 12.663.095, issued by SSP/SP, enrolled with CPF/MF under No. 070.962.868-45 and enrolled with the CRC/SP under No. 1SP215.865/O-5, representing the Company’s independent auditors, Ernst & Young Terco Auditores Independentes – S.S.

4. Presiding Board: Alceu Duilio Calciolari, Chairman; Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2010; (ii) to decide on the destination of the net profits of the fiscal year ended December 31st, 2010, and on the payment of dividends in the amount of R$98,811,840.46; (iii) to elect three new members to occupy vacant seats on the Board of Directors of the Company, in addition to the ones that are currently elected; (iv) to ratify the amount of the global remuneration paid to the Company’s administrators in 2010 and to establish the amount of the global remuneration to be paid to the Company’s administrators in 2011; (v) to install and elect the members of the Company’s Fiscal Council due to the expiration of their terms of office; and (vi) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2011.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

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6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2010, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 02”, on March 29, 2011, pages 180 to 188, and in the newspaper “O Estado de São Paulo”, on March 29, 2011, pages B19 to B26, the legal term thereby having been complied with.

6.3. To approve, by majority vote and with no restrictions, the proposal to allocate the net profits concerning the fiscal year ended December 31st, 2010, in the total amount of R$416,049,854.55, as follows:

(a)         R$20,802,492.73 for the legal reserve;

(b)        R$98,811,840.46 for payment of the mandatory dividend, corresponding to R$0.2291 per share, treasury shares excluded; and

(c)         the remaining amount of R$296,435,521.37 for the statutory reserve set forth in Article 40, paragraph 2, item (c) of Company’s bylaws.

6.4. To determine, by majority vote, the payment of the mandatory dividend herein declared, with no monetary adjustments, on a date to be established by the Company’s Board of Directors, within the fiscal year of 2011, based on the shareholding position of (i) 04.29.2011 (after floor is closed), for shareholders holding shares traded on BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) 05.04.2011 for shareholders holding ADRs traded on the New York Stock Exchange. The shares and ADRs will be negotiated ex-dividends  as of 05.04.2011. Shareholders having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on the date to be established by the Board of Directors. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for an agency of Itaú Unibanco S.A. to update their record, which is a requirement for the receipt of dividends on the date to be established by the Board of Directors, which shall occur within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited pursuant to the data records kept by such institution, on the date to be established by the Board of Directors.

6.5. To register the presentation, by shareholders Franklin Templeton  Funds, Franklin Templeton Investment Funds, Templeton Emerging Markets Fund (Australia), Templeton Global Investment Trust – Templeton Bric Fund, Polo Norte Fundo de Investimento Multimercado, Polo Fundo de Investimento em Ações and Vinson Fund, LLC, request for adoption of process of multiple voting  for the election of members to the Company’s Board of Directors, which was not accepted by the Presiding Board, that understood the request was not applicable because the election is for vacant seats and not the election of the totality of the members of the Board of Directors.

6.6. To approve, by majority vote and with no restrictions, the reelection of the three new effective members to occupy vacant seats on the Company’s Board of Directors, in addition to the ones that are currently elected, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012, pursuant to the recommendation of the Company’s Nomination and Corporate Governance Committee, as follows: (i) Henri Philippe Reichstul, French naturalized Brazilian citizen, married, economist, bearer of Brazilian Identity Card (RG) No. 001.072.248-36 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 001.072.248-36, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 270, Jardim Paulistano, 01443-000; (ii) Guilherme Affonso Ferreira, Brazilian citizen, separated, businessman, bearer of Brazilian Identity Card (RG) No. 4.405.163 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 762.604.298-00, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Estados Unidos 1342, Jardim America, 01427-001; and (iii) Maria Letícia de Freitas Costa, Brazilian citizen, single, engineer, bearer of Brazilian Identity Card (RG) No. 6.057.278-4 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 050.952.788-58, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Bueno Brandão 403, apt 91, Vila Nova Conceição, 04509-021. All of them are herein appointed as independent members. No positions to the Board of Directors remain vacant.

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6.7. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.8. Therefore, the Company’s Board of Directors will have the following members, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012: (i) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320-9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768-24, resident and domiciled in the city of São Paulo, State of São Paulo, with offices located at Av. Brigadeiro Luiz Antonio 3,172, Jardim Paulista 01402-901; (ii) Richard L. Huber, North American citizen, married, businessman, bearer of the Identity Card (RNE) No. W230612-E and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 020.363.638-49, resident and domiciled in the city of New York, State of New York, USA, at 139 W.78th St; (iii) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Cordeiro Galvão 301, Alto de Pinheiros, 05450-020; and (iv) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and  accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with offices located at Av. República Argentina 665, suites 906/907, 80240-210; (v) Wilson Amaral de Oliveira, Brazilian citizen, married, businessman, bearer of the Brazilian Identity Card (RG) No. 6.269.899, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 527.350.108-30, with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor; (vi) Renato de Albuquerque,  Brazilian, married, architect, bearer of the Brazilian Identity Card (RG) No. 856.180 SSP/SP, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 007.477.268-68, resident and domiciled in the City of Barueri, State of São Paulo, Alameda Noruega 316, Alphaville Residencial 1; (vii) Henri Philippe Reichstul, qualified above; (viii) Guilherme Affonso Ferreira, qualified above; and (ix) Maria Letícia de Freitas Costa, qualified above. Excepted from Mr. Wilson Amaral de Oliveira, the remaining Board members are independent members.

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6.9.  To ratify, by majority vote, the amount paid as global remuneration to the Company’s administrators in the fiscal year of 2010 and determine, also by majority vote, the amount of the annual global compensation of the Company’s administrators for the 2011 fiscal year of up to R$12,345,025.52, including fixed and variable compensation as well as benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.10. Approve, by majority vote, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, which shall operate until the Annual General Shareholders’ Meeting to be held on 2012, electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,488, cj. 78 B, 7th floor, Zip Code (CEP) 04719-002, and (iii) Vitor Hugo dos Santos Pinto, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 30625200-4, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 292.699.278-57, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Haddock Lobo, No. 231, apt. 61, Zip Code (CEP) 01414-001; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, house 1, Zip Code (CEP) 04640-055, (ii) Paulo Ricardo de Oliveira, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 14.993.829, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 031.718.058-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, No. 148, apt. 71, Zip Code (CEP) 01235-020, and (iii) Aline de Oliveira Lima, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 28186802-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 252.439.138-80, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Francisco de Paula Quintanilha Ribeiro, No. 342, apt. 112-A, Zip Code (CEP) 04330-020.

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6.11. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.12. To establish, by majority vote, the global annual amount of R$205,600.00 to be paid as remuneration to the Company’s Fiscal Council members in office.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Alceu Duilio Calciolari, Chairman; Renata de Carvalho Fidale, Secretary; Officer of the Company: Alceu Duilio Calciolari; Member of Fiscal Council: Adriano Rudek de Moura; Representative of Ernst & Young Terco Auditores Independentes S.A.: Daniel Gomes Maranhão Junior; Shareholders: CITIBANK N A ADR DEPARTMENT; FILIPE TAVARES DA SILVA; FRANKLIN TEMPLETON INVESTMENT FUNDS; FRANKLIN TEMPLETON FUNDS; FRANKLIN TEMPLETON CORPORATE CLASS LTD; TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND; TEMPLETON EMERGING MARKETS FUND (AUSTRALIA); VINSON FUND, LLC; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; POLO FUNDO DE INVESTIMENTO EM AÇÕES; NORGES BANK; STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; STATE OF WYOMING, WYOMING STATE TREASURER; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERN STOCK INDEX FUND, A S OF VANGUARD S F; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACMBERNSTEIN - EMERGING MARKETS GROWTH PORTFOLIO; ADVANCED SERIES TRUST - AST GLOBAL REAL ESTATE PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS E P; ASHMORE SICAV EMERGING MARKETS EQUITY FUND; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REP EMPLOYEES; BELLSOTH CORPORATION RFA VEBA TRUST; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BMO HARRIS EMERGING MARKETS EQUITY PORTFOLIO; BROOKSIDE CAPITAL TRADING FUND, L.P.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CITIGROUP PENSION PLAN; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CITY OF WESTMINSTER SUPERANNUATION FUND; COLLEGE RETIREMENT EQUITIES FUND; COMGEST GROWTH PLC; COMMONWEALTH EMERGING MARKETS FUND 2; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; COX ENTERPRISES INC MASTER TRUST; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MKT EQUI F; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS SUDAN FREE EQUITY FUND; ENVIRONMENT AGENCY ACTIVE PENSION FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX; FINDLAY PARK LATIN AMERICA FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; GENERAL CONFERENCE CORPORATION OF SEVENTH-DAY ADVENTIST; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; IMPERIAL EMERGING ECONOMIES POOL; ISHARES II PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; LANCASHIRE COUNTY COUNCIL AAAOTL COUNTY PENSION FUND; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EM100F; NEW ZEALAND SUPERANNUATION FUND; NEWTON GLOBAL OPPORTUNITIES FUND; NEWTON INVESTMENT MANAGEMENT NOMINEES LIMITED; NEWTON OAK FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; PIONEER INTERNATIONAL VALUE FUND; PRUDENTIAL GLOBAL REAL ESTATE FUND; PURISSIMA TOTAL RETURN FUND; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PSISCPCP; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE NOMURA TRUST AND BANKING CO LTD RE: FG SMALL CAP MF; THE NOMURA TRUST AND BANKING CO RE: NIPPON COMGEST EMMF; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; THE PENSIONS RESERVES INVESTMENT MANAG. BOARD; TIAA-CREF FUNDS - TIAA-CREEF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREEF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVEST FP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BEN MASTER TRUST; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WHEELS COMMON INVESTMENT FUND; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, LP; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; HSBC FI MULTIMERCADO PREVIDENCIARIO AMB; HSBC FI AÇÕES TOP; HSBC FIA SMALL CAPS; HSBC FI MULTIMERCADO PREVIDENCIARIO EMPRESARIAL MODERADO; FASERN - FUNDAÇÃO COSERN DE PREVIDENCIA COMPLEMENTAR; HSBC FI MULTIMERCADO PREVIDENCIARIO FUTURE COMPOSTO I; HSBC FI MULTIMERCADO PREVIDENCIARIO FUTURE COMPOSTO II; P&G PREV - SOCIEDADE DE PREVIDÊNCIA PRIVADA - PLANO CD; HSBC FI MULTIMERCADO PREVIDENCIARIO AGRESSIVO; HSBC FI MULTIMERCADO PREVIDENCIARIO MODERADO II; HSBC FI MULTIMERCADO PREVIDENCIARIO MODERADO; HSBC FI MULTIMERCADO PREVIDENCIARIO 49; HSBC FI MULTIMERCADO PREVIDENCIARIO POTENCIAL; HSBC FI MULTIMERCADO PREVIDENCIARIO FUTURE COMPOSTO III; HSBC FI MULTIMERCADO PREVIDENCIARIO TAGUAIBA; HSBC FI MULTIMERCADO

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PREVIDENCIARIO AGRESSIVO – VGBL; HSBC FI MULTIMERCADO PREVIDENCIARIO MODERADO – VGBL; THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE FOR HSBC MF; HSBC FI MULTIMERCADO PREVIDENCIARIO MODERADO II VGBL; HSBC GIF - BRAZIL EQUITY; HSBC PRIVATE BANK WORLD FUNDS PLC; THE MASTER TRUST BANK OF JAPAN LTD AS TRST FR HSBC BIEMF; SCHRODER ALPHA PLUS FUNDO DE INVESTIMENTO EM AÇÕES; SCHRODER PREVIDENCIARIO FUNDO DE INVEST EM AÇÕES IBRX-50; SCHRODER PERFORMANCE FUNDO DE INVEST EM AÇÕES; SCHRODER IBX PLUS FUNDO DE INVEST EM AÇÕES; SCHRODER VALOR FUNDO DE INVEST EM AÇÕES; SCHRODER ALPHA PLUS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; MAGELLAN BANCO SANTANDER S.A.

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I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer